

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

February 16, 2017

Via E-Mail
M. Kirk Scott
Chief Financial Officer and Treasurer
Dividend Capital Diversified Property Fund Inc.
518 Seventeenth Street, 17th Floor
Denver, CO 80202

> **Re:** **Dividend Capital Diversified Property Fund Inc.**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed March 3, 2016**
> **File No. 0-52596**

Dear Mr. Scott:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and
  Commodities